

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 28, 2016

Peter Holst
Chief Executive Officer
Glowpoint, Inc.
1776 Lincoln Street, Suite 1300
Denver, CO 80203

>   **Re: Glowpoint, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 17, 2016**
>   **File No. 001-35376**

Dear Mr. Holst:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications